EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company First Mining Gold Corp. (the “Company”) Suite 2070 1188 West Georgia St. Vancouver, British Columbia V6E 4A2
Item 2	Date of Material Change March 28, 2025
Item 3	News Release A news release announcing the material change was disseminated on March 28, 2025 through the facilities of CISION/Newswire and was subsequently filed on SEDAR+ at www.sedarplus.ca.
Item 4

Summary of Material Change

The Company announced that it has received the final payment of US$5 million from First Majestic Silver Corp. (“First Majestic”) in connection with the silver stream that First Majestic has over First Mining’s Springpole Gold Project. The parties recently entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”), such that the Tranche 3 Payment would be for US$5 million in cash, and payable on or before March 31, 2025.

Item 5	Full Description of Material Change
Please refer to the Company’s news release dated March 28, 2025, which is attached as Schedule “A” to this Material Change Report.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not Applicable.
Item 7	Omitted Information Not Applicable.
Item 8	Executive Officer For further information, please contact Lisa Peterson, CFO by telephone at (604) 639-8851.
Item 9	Date of Report March 31, 2025.

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Schedule “A”

News Release

(see attached)

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TSX: FF OTCQX: FFMGF FRANKFURT: FMG

NEWS RELEASE

First Mining Receives Final US$5 Million Payment from First Majestic in Connection with Springpole Gold Project Silver Stream

March 28, 2025 – Vancouver, Canada – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that it has received the final payment of US$5 million from First Majestic Silver Corp. (“First Majestic”) in connection with the silver stream that First Majestic has over First Mining’s Springpole Gold Project (“Springpole Project”) located in northwestern Ontario. On June 10, 2020, First Mining, Gold Canyon Resources Inc. (First Mining’s wholly-owned subsidiary that owns the Springpole Project) and First Majestic entered into a silver purchase agreement (the “Silver Purchase Agreement”) pursuant to which First Majestic was granted a stream over silver produced from the Springpole Project in exchange for certain cash and share payments. The parties recently entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (the “Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”), such that the Tranche 3 Payment would be for US$5 million in cash, and payable on or before March 31, 2025.

As consideration for amending the terms of the Tranche 3 Payment, First Mining has amended the terms of the common share purchase warrants (the “Warrants”) that were issued to First Majestic on July 2, 2020 under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. Pursuant to the Amending Agreement, the exercise price of the Warrants has been revised to $0.20, and the expiry date of the Warrants has been extended to March 31, 2028. In addition, if the closing price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) equals or exceeds $0.30 for 45 consecutive trading days, First Mining may accelerate the expiry date of the Warrants to the date which is 30 days following the dissemination of a news release announcing the acceleration. The amended terms of the Warrants were approved by the TSX, and all other terms and conditions of the Warrants remain unchanged. None of the Warrants being extended are held by insiders of the Company.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.) and the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.).

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton

Chief Executive Officer and Director

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TSX: FF OTCQX: FFMGF FRANKFURT: FMG

For further information, please contact:

Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com

Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “intends”, “estimates”, “envisages”, “potential”, “possible”, “strategy”, “goals”, “opportunities”, “objectives”, or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release, including, without limitation, statements proposed extension of the expiry dates of the Warrants, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company’s business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2023 filed with the Canadian securities regulatory authorities under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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